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Andrew P. Cross Direct Phone: +1 412 288 2614 Email: across@reedsmith.com Todd P. Zerega Direct Phone: +1 412 288 8239 Email: tzerega@reedsmith.com

April 29, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:	Chou America Mutual Funds Chou Opportunity Fund Chou Income Fund File Nos. 333-165300 and 811-22394 Post-Effective Amendment No. 10

Ladies and Gentlemen:

We have acted as counsel to Chou America Mutual Funds (the "Trust") in connection with the preparation of Post-Effective Amendment No. 10 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Reed Smith LLP

Reed Smith LLP

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